*** Confidential Treatment Requested
by The Toro Company

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FOIA Confidential Treatment Requested by The Toro Company Pursuant to Rule 83 (17 C.F.R. 200.83)

April 5, 2017

VIA EDGAR, E-MAIL, AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Martin James, Senior Assistant Chief Accountant

RE:     Form 10-K for the Fiscal Year Ended October 31, 2016
Filed December 22, 2016
File No. 001-08649

Dear Mr. James:

The purpose of this letter is to provide the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) a response to the follow up comment set forth in your comment letter dated March 9, 2017 (the “Comment Letter”) to Ms. Renee J. Peterson, Vice President, Treasurer and Chief Financial Officer of The Toro Company regarding The Toro Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2016. Additionally, we refer to a telephone conversation between Ms. Angela D. Snavely of The Toro Company and Ms. Kate Tillan on March 13, 2017, pursuant to which Ms. Snavely requested and received an extension to submit our responses to the comments in the Comment Letter on or before April 6, 2017.

The following response to your comment is numbered to correspond to the numbered paragraph contained in the Comment Letter. Unless the context indicates otherwise, the terms “company,” “Toro,” “we,” “us,” and “our” refer to The Toro Company and its consolidated subsidiaries. For the convenience of the Staff’s review, we have set forth in bolded text the comment contained in the Comment Letter above the company’s corresponding response.

Due to the commercially sensitive nature of certain information contained herein, this response letter includes a request for confidential treatment of the portions of this letter highlighted and bracketed below pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”).

*** Confidential Treatment Requested
by The Toro Company

In accordance with Rule 83, we request confidential treatment of the highlighted and bracketed portions (the “Confidential Material”) of this response letter. Please inform the following person of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

The Toro Company
8111 Lyndale Avenue South
Bloomington, MN 55420
Attention: General Counsel
Telephone: 952-888-8801

1.
Comment: We note your responses to comments 3 and 4. With respect to the Commercial, Irrigation, and Micro-Irrigation operating segments, please explain to us why you believe that each of these operating segments has economic characteristics similar to the other operating segments in the Professional reportable segment, and why they meet the requirements to be aggregated in accordance with ASC 280-10-50-11.

Response: The Company acknowledges the Staff's comment and for purposes of this response we refer to our Landscape Contractor, Sitework Systems, Exmark and Boss operating segments collectively as our “other Professional operating segments.”
Economic Characteristics
As discussed in our response letter to the Staff dated March 1, 2017, ASC 280-10-55-7A through 55-7C notes that based on guidance from ASC 280-10-50-11, operating segments are considered to be similar if they can be expected to have essentially the same future prospects. The similarity of the economic characteristics should be evaluated based on future prospects and not exclusively on the current indicators. In determining whether our operating segments have similar economic characteristics, we considered the primary economic trend factors that our Chief Operating Decision Maker uses in allocating resources to each segment and for evaluating the performance of each segment, which are historical and projected trends in revenue, revenue growth, gross margin, and operating margin.

Quantitative Economic Characteristics

We have supplementally provided quantitative analyses for gross margin and operating margin trends for our Commercial, Irrigation, Micro-Irrigation and other Professional operating segments below. We believe that analyzing these profitability trends is a more indicative way to demonstrate the economic characteristics and trends of our operating segments as opposed to analyzing revenue trends. This quantitative analysis demonstrates economic trend patterns and convergence trends of the operating segments aggregated within the Professional reportable segment over time.

As discussed in our response letter to the Staff dated March 1, 2017, our Professional operating segments economically trend together. Although our Professional operating segments can have current indicators that impact each landscape market, such as global economic impacts or various weather patterns, the operating segments ultimately trend together as a whole. All of the Professional operating segments sell professional-grade products to professional end-users; and therefore, if current indicators impact one Professional landscape market, it has been our experience that such indicators also will impact other Professional landscape markets. The graphs below provide evidence of these economic trends in our Professional operating segments.

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Gross Margin and Operating Margin Trend Analyses

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The graphs above provide our Professional segment gross margins and operating margins, as well as linear regression trends, from fiscal 2007 through projected (PJ) fiscal 2018. In the data reflected in the graphs above, we would like to note an economic indicator that occurred from fiscal 2007 through fiscal 2009, the U.S. housing market crash. The resulting economic recession affected both the gross margins and operating margins of our Commercial, Irrigation, and other Professional operating segments in the same way. As indicated in the graphs above, the margin percentages decreased from fiscal 2007 through the middle of fiscal 2009, with landscape markets slowly recovering through the latter half of fiscal 2009. These margin decreases and subsequent recoveries are not only occurring at the same time, but are also fluctuating at a similar percentage point rate. After the impact of the U.S. housing market crash, it is also evident in the graphs above that margin rates for our Commercial, Irrigation, and other Professional operating segments continued to trend together, [***]

Rule 83 Confidential Treatment Request by The Toro Company; Request #3

While we have differences in the gross margin percentages of our Professional operating segments, with our [***].

Rule 83 Confidential Treatment Request by The Toro Company; Request #4

We also have differences in the operating margin percentages of our Professional operating segments, with our [***]. However, similar to gross margin trends, the operating margins of our Commercial, Irrigation, and other Professional operating segments are trending together.

Rule 83 Confidential Treatment Request by The Toro Company; Request #5

As discussed in our response letter to the Staff dated March 1, 2017, [***].

Micro-Irrigation

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The Micro-Irrigation operating segment is a very small part of our Professional reportable segment. In the graphs below, we have presented gross margins and operating margins for our Professional reportable segment as well as our Professional reportable segment excluding the Micro-Irrigation operating segment. As you can see, the Micro-Irrigation operating segment does not have a material impact on the performance measures of our Professional reportable segment and is not material to how an investor understands our business. Although our Micro-Irrigation operating segment is immaterial to the Professional reportable segment as a whole, we believe that it should be included in the Professional reportable segment as it economically trends together with our Professional operating

*** Confidential Treatment Requested
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segments when one-time items that do not reflect future prospects are removed. In addition to economic trends, our Micro-Irrigation products meet the aggregation criteria listed in ASC 280-10-50-11 as they are professional products used in creating and maintaining landscapes, are products manufactured using a production process similar to the operating segments in our Professional reportable segment, and are sold through a distribution channel to professional end-user customers consistent with the sales process used by our Professional operating segments.

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Qualitative Economic Characteristics

As discussed in our response letter to the Staff dated March 1, 2017, the products sold in each of our Professional operating segments are similar in nature as the products are (i) professional landscape management products that are manufactured using a similar production process; (ii) distributed and sold to professional users that are in need of integrated solutions that create, maintain, and enhance functional professional landscapes; and (iii) are professional grade, long lasting, and are used by professionals in their field. Below we have included additional analysis, as well as reiterating the analysis made in our response letter to the Staff dated March 1, 2017, for the criteria listed in ASC 280-10-50-11a to 11e.

Nature of Products and Services

The products sold in each of our operating segments in the Professional reportable segment are similar in nature in that they are heavy-duty professional landscape maintenance and enhancement products, all of which are innovative, integrated solutions that create, maintain, enhance, and conserve a variety of landscapes. The products offered by each of these operating segments are professional grade and are utilized by professionals in their field for landscape management.

Nature of the Production Processes

Our products manufactured in the Professional segment are manufactured using similar techniques as we are primarily an assembler for our Professional segment products.

Type or Class of Customer for Products or Services

Rule 83 Confidential Treatment Request by The Toro Company; Request #8

The end-user customers that purchase our Professional segment products are professional users engaged in landscape management and require reliable solutions for creating and maintaining landscapes. Our Professional operating segment products are complementary for our professional end-user customers, which is evident as we market and sell products from the different Professional operating segments together to the same customer. In addition to the examples provided in our response letter to the Staff dated March 1, 2017, a common example of this is how we market and sell to a golf course superintendent (professional end-user). [***]. By providing multiple innovative solutions to a golf course superintendent, as described above, we are able to provide a comprehensive impact on the needs of maintaining and enhancing their landscape.

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Methods Used to Distribute Products or Provide Services

Each operating segment in the Professional reportable segment markets its products through a distribution channel that consists of distributors and dealers. Professional segment products are sold through our distribution channel for resale to professional end-users. As our Professional operating segment products are complementary of each other, our professional distribution channel partners include as part of their product offerings products from across our Professional operating segments for resale to end-users.

Summary

As evidenced by our gross margin and operating margin trend analyses above, our Commercial, Irrigation, Micro-Irrigation, and other Professional operating segments trend together as a whole. Not only do the margins of these operating segments economically trend together, but the margins of our other Professional operating segments and Micro-Irrigation operating segment are quantitatively converging with the margins of our Commercial and Irrigation operating segments in a consistent manner over time. We believe that all of our Professional operating segments are similar as they share the same future prospects.

As evidenced in our qualitative discussion above, our Commercial, Irrigation, Micro-Irrigation, and other Professional operating segment products are similar in nature as they are professional landscape management products used to create, maintain, enhance, and conserve landscapes. These are products that are primarily assembled as part of their production process. Our Commercial, Irrigation, Micro-Irrigation, and other Professional operating segment products are marketed, sold, and distributed to professional end-users that are in need of integrated landscape management solutions. All of the landscape management products offered by each of these operating segments are professional grade, long lasting, and are used by professionals in their field.

How our Professional reportable segment is structured is how we view our business, how we manage the results of our business, and how our investors understand our business. Our Professional operating segments have similar economic characteristics and trend together with respect to such economic characteristics; we expect that they share the same future prospects; the nature of their products are similar; their products are manufactured using a similar production process; their products are marketed and sold to the same type of professional landscape management end-user; and their products are sold using a distribution channel which resells the products to professional landscape management end-users.

In conclusion, through our quantitative and qualitative analyses above, as well as our discussion in our response letter to the Staff dated March 1, 2017, we believe that through review and analysis of the economic characteristics of our Professional operating segments and each of the criteria listed in ASC 280-10-50-11a to 11e, the aggregation of these operating segments into our Professional reportable segment is supported.

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*** Confidential Treatment Requested
by The Toro Company

After you have had an opportunity to review the above responses to your comments, please contact me at 952-887-8076 to discuss any further questions or comments you might have.

Sincerely,

/s/ Renee J. Peterson

Renee J. Peterson
Vice President, Treasurer and
Chief Financial Officer

cc:     Richard M. Olson, The Toro Company
Timothy P. Dordell, The Toro Company
Christopher L. Omdahl, KPMG LLP